SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NO. 333-92044, OF PETRÓLEO BRASILEIRO S.A -- PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY AND INTO THE PROSPECTUS THAT FORMS A PART OF THE REGISTRATION STATEMENT, AS WELL AS THE REGISTRATION STATEMENT ON FORM F-4, FILE NO. 333-102107, OF PETROBRAS INTERNATIONAL FINANCE COMPANY.

PETROBRAS ANNOUNCES THIRD QUARTER OF 2002 RESULTS

(Rio de Janeiro - December 23, 2002) - PETROLEO BRASILEIRO S.A. - PETROBRAS today announced its consolidated results stated in U.S. Dollars, prepared in accordance with U.S. GAAP.

  Consolidated sales of products and services totaled U.S.$ 24,693 million and net operating revenues totaled U.S.$ 16,682 million for the nine-month period ended September 30, 2002, primarily due to a 16.9% devaluation of the Real against the U.S. dollar. During the nine-month period ended September 30, 2001 consolidated sales of products and services totaled U.S.$ 26,053 million and net operating revenues totaled U.S.$ 18,925 million.

  Consolidated net income for the nine-month period ended September 30, 2002 was U.S.$ 2,238 million, as compared to a net income of U.S.$ 3,348 million for the nine-month period ended September 30, 2001.

  Adjusted EBlTDA for the nine-month period ended September 30, 2002 was U.S.$ 5.9 billion as compared to U.S.$ 6.8 billion for the nine-month period ended September 30, 2001, mainly as a result of a decrease in net operating revenues.

  Earnings per share for the nine-month period ended September 30, 2002 decreased to U.S.$ 2.06 per share, as compared to U.S.$ 3.08 per share for the nine-month period ended September 30, 2001.

  In the nine-month period ended September 30, 2002, oil, NGL and natural gas production increased approximately 13% when compared to the nine-month period ended September 30, 2001, reaching an average of 1,828 thousand barrels/day. In August 2002, PETROBRAS posted a new record in the monthly output of oil and NGL in Brazil producing an average of 1,551 thousand barrels/day, with 77% of such production coming from the Campos Basin.

  On October 31, 2002, the Board of Directors of PETROBRAS approved the distribution of remuneration to stockholders in the form of interest on capital amounting to U.S.$298 million (U.S.$0.27 per share). This remuneration will be payable by January 15, 2003, to shareholders and will be deducted from the dividend calculated on adjusted net income for the 2002 fiscal year.

COMMENTS FROM THE PRESIDENT, MR. FRANCISCO GROS

Petrobras' third quarter results reflect both international and domestic market volatility. Concerns over the effects of a possible military intervention in the Middle East caused oil prices to rise significantly, while continued poor economic performance from developed nations put pressure on refining margins. In the Brazilian market, the currency depreciation caused by the domestic uncertainty generated a lag between oil product prices in foreign currency and in local currency.

Operating Highlights

Despite a decrease in global demand for oil and oil products and exchange rate volatility, Brazilian oil and NGL production increased 13% in the third quarter of 2002, far above the industry average. Increased production led to a 59% increase in exports of crude oil and oil products compared with the third quarter of 2001.

Total oil, NGL and natural gas production reached 1,833 thousand barrels of oil equivalent per day, in the third quarter of 2002, compared to 1,637 thousand in the third quarter of 2001, a 12% increase. This was achieved as a result of higher domestic production, despite lower international production due to lower sales in Argentina and the sale of certain production assets in the United States and the United Kingdom. Domestic oil and NGL production attained a new monthly production record of 1,551 thousand barrels per day in August 2002.

The higher production, plus a program of investments aimed at adjusting Brazil’s refining capacity, meant that domestic oil represented 80% of total refinery throughput, both in the third quarter and in the nine-month period ended September 30, 2002 period, compared to 75% in the third quarter of 2001 and 76% in the nine-month period ended September 30, 2001. The higher share of domestic oil in refinery throughput was one of the major factors enabling Petrobras to maintain operating profits, before financial income and expenses, for the third quarter.

Net imports of oil and oil products continued at low levels, averaging approximately 98 thousand barrels/day. Exports of Marlim oil have increased 219% since the third quarter of 2001, proof of its increasing acceptance in world markets.

Financial and corporate highlights

The market’s confidence in Petrobras was reflected in the positive investor response to the two issuances of debentures in the domestic capital markets, totaling US$ 440 million (US$ 240 million in August and US$ 200 million in October), which were fully subscribed. This is evidence that domestic capital markets do exist and represent viable alternatives to international markets.

Recent events:

The process for acquisition of control of Petrolera Santa Fé S.A. was completed and the final agreement was also reached on the acquisition of the majority ownership of Perez Companc S.A. in Argentina. These acquisitions will enable Petrobras to consolidate its position as one of the major regional oil and gas companies and to become a genuine Brazilian multinational.

An accident resulted in a shutdown of operations of the P-34 platform. The potential impact of this accident was minimized as a result of the prompt action of PETROBRAS’ emergency teams. Contingency plans were enacted and the platform was recovered without threat to the environment.

I would also like to highlight recent important awards in the field of corporate governance:

  In a study on ethical risk performed by the business analysis group “Management & Excellence”, Petrobras was named as the company with the best ethical practices, social responsibility and corporate governance in the Latin American oil and gas sector;

  Petrobras received the 2002 Excellence Prize from América Economia magazine in its September edition, in recognition of its profitability and international expansion;

  Petrobras’ 2001 Annual Report was elected the best of its kind by the Brazilian Association of Publicly Listed Companies (Abrasca), together with the Brazilian Association of Capital Markets Analysts (ABAMEC – SP), the São Paulo Stock Exchange (Bovespa), the Brazilian Institute of Corporate Governance (IBGC) and the Brazilian Institute for Investor Relations (IBRI). This award, bestowed on PETROBRAS for the second consecutive year, is recognition that the company relates to its shareholders and other constituencies in a fair and transparent way.

Finally, in November, the Company announced its proposal for tendering the shares of BR Distribuidora, with a view to de-listing the Company in the future. This measure is intended to allow shareholders to concentrate exclusively on Petrobras, as is customary in the oil industry.

FINANCIAL DATA

Financial Highlights

(1)Income from operations is calculated as net operating revenues (before elimination of intersegment revenues) less: cost of sales, depreciation, depletion and amortization, exploration, including dry holes, and impairment for the Exploration and Production, Supply, Distribution, Gas and Energy, and International Segment.
(2) Gross margin is calculated as net operating revenues less cost of sales divided by net operating revenues.
(3) Operating margin is calculated as income from operations divided by net operating revenues.
(4) Net margin is calculated as net income divided by net operating revenues.
(5) Adjusted EBITDA is calculated as income before income taxes and minority interest less: financial income, equity in results of non-consolidated companies, monetary and exchange variation on monetary assets and liabilities, net, plus financial expense and depreciation, depletion and amortization.
(6) Debt to equity ratio is calculated as current liabilities plus long-term liabilities divided by the sum of total liabilities and total stockholders’ equity.

(1) Total debt includes short-term debt, long-term debt, capital lease obligations and project financings.
(2) Net debt is calculated as total debt less cash and cash equivalents. At December 31, 2001 and at September 30, 2002, this item excludes Junior Notes in the amount of U.S.$150 million.
(3) Stockholders' equity includes a loss in the amount of U.S.$ 1,112 million, U.S.$ 1,867 million and U.S.$ 1,109 million, for the nine-month period ended September 30, of 2002, the year ended December 31, 2001 and for the nine-month period ended September 30, 2001, respectively, related to an "Amount not recognized as net periodic pension cost".
(4) Total capitalization means stockholders' equity plus total debt.

(1) Includes production from shale oil reserves.
(2) Government take includes royalties, special government participation and rental of areas.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Price Regulation and Other Government Policies

PETROBRAS’ financial condition and results of operations have been, and most likely will continue to be, substantially impacted by International and Brazilian political and economic conditions.

- Pre-January 2, 2002

Until January 2, 2002, when price deregulation was fully implemented, PETROBRAS’ financial condition and results of operations reflected the effects of governmental policies that the Federal Government maintained, changed or implemented to address prevailing conditions in the Brazilian economy, including the level of inflation and the level of gross domestic product. Because the regulation of crude oil and oil products prices was one of the tools available to the Federal Government for the control of inflation, the Federal Government periodically changed the prices at which PETROBRAS could sell its products based upon political and economic conditions in Brazil.

As part of the deregulation of the Brazilian oil and gas sector, effective July 29, 1998, the Federal Government changed its price regulation policies. Under these policies, the Federal Government continued to establish PETROBRAS’ sales prices until January 2, 2002, at which time all such price controls ended, in accordance with Law 9,990.

– Post-January 2, 2002 regulations

Pursuant to the Oil Law and subsequent legislation, the crude oil and oil products markets in Brazil were opened in their entirety beginning January 2, 2002. As part of this action:

  the Federal Government deregulated fuel sales prices and fuel realization prices, and as a consequence, the PPE – Specific Parcel Price was eliminated; and

  the Contribution of Intervention in the Economic Domain Charge (Contribuição de Intervenção no Domínio Econômico - CIDE) on the importation and sale of fuels was established by Law 10,336 dated December 19, 2001. The CIDE is a per-transaction payment to the Brazilian Government required to be made by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on the unit of measurement typically used for such products.

Pension Plan

The determination of expenses and liabilities for pensions and other post-retirement obligations requires Petrobras to make certain assumptions regarding discount rates, rates of increase in compensation levels and the expected long-term rate of return on assets. Each of these assumptions reflects estimates that are highly uncertain for a number of reasons, including uncertainty regarding long-term economic conditions in Brazil. Notwithstanding changes in inflation, interest rates and other economic variables, Petrobras has not changed the assumptions, because the uncertainty concerning long-term developments in the Brazilian economy makes it difficult to apply the principles set forth in U.S. GAAP and to agree on specific assumptions. It may change these assumptions in the future, and any such changes could have a material effect on reported liabilities and, to a lesser extent, on reported earnings. In particular, Petrobras believes that the weighted average discount rate that it applies to determine the present value of its future obligations for pensions and other post-retirement obligations may be subject to revision to reflect changes in the Brazilian financial markets.

U.S. GAAP require that the discount rate reflect the price at which the pension benefits could be effectively settled, and encourage the use of rates of return on high-quality fixed-income investments currently available and expected to be available in the market. In recent years, the Brazilian government has issued long-term inflation-indexed securities that are traded in an increasingly liquid market. Petrobras believes that the high rates of return on these securities suggest that it would be appropriate to increase the discount rate assumption, but these are interpretive problems under U.S. GAAP with this view and with increasing the spread between the discount rate assumption and the assumed rate of future increase in compensation. Petrobras is currently discussing these issues with its auditors, and these discussions could result in a change in assumptions in the near future. Such a change could have a significant effect on the amount of Petrobras’ pension liability and expense.

RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002 COMPARED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2001

The comparison between PETROBRAS’ results of operations has been significantly impacted by the Real’s devaluation against the U.S. dollar, due to the fact that the average exchange rate for the nine-month period ended September 30, 2002 was 16.9% higher than the average exchange rate for the nine-month period ended September 30, 2001.

Revenues

Net operating revenues decreased 11.8% to U.S.$ 16,682 million for the nine-month period ended September 30, 2002, as compared to net operating revenues of U.S.$ 18,925 million for the nine-month period ended September 30, 2001. This decrease is primarily attributable to the devaluation of the Real against the U.S. dollar and a 4.5% decrease in domestic sales volumes. This decrease was partially offset by an increase in sales volumes outside Brazil, which includes both international sales and exports.

Consolidated sales of products and services decreased 5.2% to U.S.$ 24,693 million for the nine-month period ended September 30, 2002, as compared to U.S.$ 26,053 million for the nine-month period ended September 30, 2001.

Included in sales of products and services are the following amounts which PETROBRAS collected on behalf of the federal or state governments:

  Value-added and other taxes on sales of products and services and social security contributions. These taxes decreased to U.S.$ 3,887 million for the nine-month period ended September 30, 2002, as compared to U.S.$ 6,610 million for the nine-month period ended September 30, 2001, primarily due to the decrease in sales of products and services and to the reduction in PASEP/COFINS charges during the nine-month period ended September 30, 2002, since the amounts paid as CIDE are permitted to be deducted from the amount over which the PASEP and COFINS are calculated;

  CIDE, the newly instituted per-transaction tax due to the Federal Government, which amounted to U.S.$ 4,124 million for the nine-month period ended September 30, 2002; and

  PPE, which amounted to an expense of U.S. $ 518 million for the nine-month period ended September 30, 2001 and which was eliminated at the end of 2001.

Cost of sales

Cost of sales for the nine-month period ended September 30, 2002 decreased 15.3% to U.S$ 8,131 million, as compared to U.S.$ 9,600 million for the nine-month period ended September 30, 2001. This decrease was principally a result of:

  a decrease in imports of U.S.$ 1,499 million, primarily as a result of the elimination of our legal obligation to import naphtha;

  the effect of the devaluation of the Real against the U.S. dollar on our cost of sales as expressed in U.S. dollars, since a significant portion of our cost of sales is denominated in Reais; and

  a decrease of approximately U.S.$ 346 million related to the 4.5% reduction of domestic sales volumes.

These decreases were partially offset by a net increase in cost of sales outside Brazil of approximately U.S.$ 447 billion, attributable to an increase in PETROBRAS’ sales volume in the international market.

Depreciation, depletion and amortization

Depreciation, depletion and amortization relating to exploration and production assets are calculated on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 5.4% to U.S.$ 1,528 million for the nine-month period ended September 30, 2002, as compared to U.S.$ 1,450 for the nine-month period ended September 30, 2001. This increase was primarily attributable to a 13% increase in production of oil, NGL and natural gas primarily in the Campos Basin and was partially offset by the effect of the devaluation of the Real against the U.S. dollar.

Exploration, including exploratory dry holes

Exploration costs, including exploratory dry holes increased 6.7% to U.S. $ 301 million for the nine-month period ended September 30, 2002, as compared to U.S. $ 282 million for the nine-month period ended September 30, 2001. This increase was mainly caused by an increase of approximately U.S.$ 22 million in dry holes expenses and U.S.$ 31 million in geological and geophysical expenses, and was partially offset by the effect of the devaluation of the Real against the U.S. dollar.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 3.7% to U.S.$ 1,376 million for the nine-month period ended September 30, 2002, as compared to U.S.$ 1,327 million for the nine-month period ended September 30, 2001.

Selling expenses increased 7.4% to U.S.$ 796 million for the nine-month period ended September 30, 2002, as compared to U.S.$ 741 million for the nine-month period ended September 30, 2001. Although partially offset by the effect of the devaluation of the Real on these expenses when expressed in U.S. dollars, this increase was primarily attributable to the following:

  a U.S.$ 36 million charge for doubtful accounts and gas station improvements;

  U.S.$ 15 million in expenses of EG3 (new subsidiary) in the nine-month period ended September 30, 2002;

  an increase of U.S.$ 51 million in expenses related to technical consulting services in connection with PETROBRAS' increased outsourcing of selected non-core activities; and

  an increase of U.S.$ 36 million in transportation costs of oil products resulting primarily from increases in prevailing international freight charges.

General and administrative expenses decreased 1.0% to U.S.$ 580 million for the nine-month period ended September 30, 2002, as compared to U.S.$ 586 million for the nine-month period ended September 30, 2001. This decrease was primarily attributable to the effect of the devaluation of the Real against the U.S. dollar, and was partially offset by an increase of U.S.$ 31 million in expenses related to technical consulting services in connection with PETROBRAS’ increased outsourcing of selected non-core general and administrative activities.

Research and development expenses

Research and development expenses increased 10.7% to U.S.$ 103 million for the nine-month period ended September 30, 2002, as compared to U.S.$ 93 million for the nine-month period ended September 30, 2001. This increase was primarily related to the additional investments in programs for environmental safety and deepwater and refining technologies of approximately U.S.$ 24 million, which was partially offset by the effect of the devaluation of the Real against the U.S. dollar.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies decreased to a loss of U.S.$ 9 million for the nine-month period ended September 30, 2002, as compared to a gain of U.S.$ 23 million for the nine-month period ended September 30, 2001. This decrease is mainly attributable to a loss of U.S.$ 25 million related to the effect of the devaluation of the Argentine Peso against the U.S. dollar, which impacted the result of PETROBRAS’ equity investments in Compañia Mega, an Argentine company which is engaged in natural gas activities.

Financial income

Financial income decreased 27.8% to U.S.$ 914 million for the nine-month period ended September 30, 2002 as compared to U.S.$ 1,266 million for the nine-month period ended September 30, 2001. This decrease is primarily attributable to:

  a reduction in financial interest income from short-term investments, which declined 21.7% to U.S.$ 695 million for the nine-month period ended September 30, 2002, as compared to U.S.$ 888 million for the nine-month period ended September 30, 2001, primarily due to the fact that the average exchange rate for the third quarter of 2002 was 16.9% higher than the average exchange rate for the third quarter of 2001; and

  a reduction in financial interest income from Government securities (National Treasury Bonds), which were transferred last year to PETROS to reduce PETROBRAS’ pension liability, which decreased 68.6% to U.S.$ 59 million for the nine-month period ended September 30, 2002, as compared to U.S.$ 188 million for the nine-month period ended September 30, 2001.

Financial expense

Financial expense decreased 10.6% to U.S.$ 522 million for the nine-month period ended September 30, 2002, as compared to U.S.$ 584 million for the nine-month period ended September 30, 2001.This decrease was primarily attributable to the decrease in the LIBOR rate during the third quarter of 2002.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net decreased 2.9% to an expense of U.S.$ 1,514 million for the nine-month period ended September 30, 2002, as compared to an expense of U.S.$ 1,559 million for the nine-month period ended September 30, 2001. Approximately 86% of PETROBRAS’ indebtedness was denominated in foreign currencies during the nine-month period ended September 30, 2002 and 2001.

Although the effect of a 40.4% devaluation of the Real against the U.S. dollar during the nine-month period ended September 30, 2002 is higher when compared to a 26.8% devaluation of the Real against the U.S. dollar during the nine-month period ended September 30, 2001, the following events contributed to the decrease in monetary and exchange variation on monetary assets and liabilities, net in the nine-month period ended September 30, 2002 as compared to the same period in 2001:

  a loss of U.S.$ 53 million in respect of PETROBRAS’ hedging contracts, due to the devaluation of the Japanese Yen against the U.S. dollar for the nine-month period ended September 30, 2001 as compared to a loss of U.S.$ 22 million for the nine-month period ended September 30, 2002; and

  a U.S.$ 149 million foreign exchange gain on advances to foreign suppliers.

Employee benefit expense

Employee benefits expenses increased 42.0% to U.S.$ 345 million for the nine-month period ended September 30, 2002, as compared to U.S.$ 243 million for the nine-month period ended September 30, 2001. This increase is primarily attributable to an increase in the provision of U.S.$ 103 million due to the annual actuarial calculation of the pension plan liability and an expense of U.S.$ 34 million related to the migration process to the new pension plan. These increases were partially offset by the effect of the devaluation of the Real against the U.S. dollar.

Other taxes

Other taxes increased 40.3% to U.S.$ 317 million for the nine-month period ended September 30, 2002, as compared to U.S.$ 226 million for the nine-month period ended September 30, 2001. This increase is primarily attributable to an increase of U.S.$ 102 million in the PASEP/COFINS taxes payable in respect of foreign exchange gain on assets. This increase was partially offset by the effect of the devaluation of the Real against the U.S. dollar.

Other expenses, net

Other expenses, net for the nine-month period ended September 30, 2002 decreased 21.1% to U.S.$ 236 million, as compared to an expense of U.S.$ 299 million for the nine-month period ended September 30, 2001. The most significant nonrecurring charges for the nine-month period ended September 30, 2002 were:

  a U.S.$ 151 million loss for contractual contingencies relating to thermoelectric plants; and

  a U.S.$ 72 million expense for general advertising and marketing expenses unrelated to direct revenues.

The most significant nonrecurring charges for the nine-month period ended September 30, 2001 were:

  a U.S.$ 95 million loss recorded in respect of the sinking of Platform P-36;

  a U.S.$ 78 million allowance for doubtful accounts recorded with respect to advances to suppliers;

  a U.S.$ 174 million expense relating to the reduction in the balance of the Petroleum and Alcohol Account resulting from the partial completion of the certification of the balance of the account by the Federal Government;

  a U.S.$ 81 million expense for general advertising and marketing expenses unrelated to direct revenues; and

  a U.S. 89 million gain related to the sale of PETROBRAS U.K.

Income tax (expense) benefit

Income before income taxes and minority interest decreased 29.4% from U.S.$ 4,551 million for the nine-month period ended September 30, 2001, to U.S.$ 3,214 million for the nine-month period ended September 30, 2002, as a consequence PETROBRAS recorded an income tax expense of U.S.$ 1,350 million for the nine-month period ended September 30, 2002, a 4.5% decrease from an expense of U.S.$ 1,413 million for the nine-month period ended September 30, 2001. The most significant factors that influenced this decrease were:

  a U.S.$ 66 million loss in respect of the results of operations from our foreign subsidiaries, which was subject to different tax rates, as compared to a U.S.$ 22 million gain for the same period in 2001; and

  a U.S.$ 336 million valuation allowance as of September 30, 2002, as compared to a balance of U.S.$ 181 million for the same period in 2001.

The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is shown in Note 6 to PETROBRAS’ Unaudited Consolidated Financial Information as of September 30, 2002.

THE PETROLEUM AND ALCOHOL ACCOUNT

The Petroleum and Alcohol Account - Receivable from the Federal Government has been used to accumulate the impact on PETROBRAS of the Federal Government’s regulatory policies for the Brazilian oil and gas industry.

According to legislation applicable to the Petroleum and Alcohol Account until December 31, 2001, PETROBRAS had the right to offset amounts owed to the Federal Government relating to the regulatory policies of the Brazilian oil and gas industry against the receivable that increased and decreased the Petroleum and Alcohol Account.

On June 30, 1998, the Federal Government issued National Treasury Bonds - Series H in the name of PETROBRAS, which were placed with a federal depositary to support the balance of this account. The value of the outstanding Series H bonds as of September 30, 2002 was U.S.$ 42 million.

The Federal Government certified the balance of the Petroleum and Alcohol Account as of June 30, 1998. In accordance with ANP Ruling No 50, effective April 19, 2002, and subsequent legislation, the changes in the Petroleum and Alcohol Account in the period from July 1, 1998 to December 20, 2002, will be subject to audits by the National Petroleum Agency - ANP, and the results of the audit will be the basis for the settlement of the account with the Federal Government. This procedure will enable the settlement of accounts with the Federal Government, which will be formalized by means of a Debt Acknowledgement Agreement to be signed by December 31, 2002, in accordance with Decree No. 4,292 of June 28, 2002. The Company does not expect significant adjustments from the ANP audit of this period.

As a result of the deregulation of the market and applicable legislation, effective January 2, 2002, PPE was eliminated and the Petroleum and Alcohol Account will no longer be used to reimburse expenses related to the supply of oil products and alcohol to PETROBRAS and third parties.

The balance of the Petroleum and Alcohol Account at September 30, 2002 represents a credit to PETROBRAS against the Federal Government in the amount of US$ 202 million, an increase of 149% or US$ 121 million when compared with December 31, 2001. This increase is primarily attributable to a provision of US$ 259 million for expenses in connection with Article 7 of Law No. 10,453, of May 13, 2002, which includes the Sugar Cane Cost Equalization Program in the Northeast Region as well as the receipt of credits and settlement of debits relating to events prior to December 31, 2001, as established by the ANP.

The following summarizes the changes in the Petroleum and Alcohol Account for the nine-month period ended September 30, 2002:

BUSINESS SEGMENTS

The segment information included herein was prepared based on the same accounting policies reflected in the PETROBRAS Audited Consolidated Financial Statements and the Interim Consolidated PETROBRAS Financial Information. Inter-segment net revenues includes sales to external clients and inter-segment sales based upon an internal transfer price established for transactions among the segments.

The following table sets forth by segment the consolidated operating revenues and income from operations (net operating revenues before elimination of inter-segment revenues less: cost of sales; depreciation, depletion and amortization; and exploration, including dry holes), reflecting PETROBRAS’ domestic and international activities for the nine-month periods ended September 30, 2002 and September 30, 2001.

PETROBRAS’ income from operations decreased 5.8% to U.S.$ 7,159 million in the nine-month period ended September 30, 2002, as compared to U.S.$ 7,603 million for the nine-month period ended September 30, 2001. This decrease was largely due to a decrease in sales prices of oil products as discussed above.

PETROBRAS' exploration and production, and supply activities in the nine-month period ended September 30, 2002 contributed to income from operations in the amount of U.S.$ 5,052 million and U.S.$ 1,460 million, respectively. During the same period, PETROBRAS' distribution, gas and energy and international segments contributed income from operations of U.S.$ 445 million, U.S.$ 117 million and U.S.$ 85 million, respectively.

Exploration and production, and supply activities in the nine-month period ended September 30, 2001 contributed to income from operations in the amount of U.S.$ 4,057 million and U.S.$ 2,831 million, respectively. During the same period, PETROBRAS' distribution, gas and energy and international segments contributed to income from operations of U.S.$ 448 million, U.S.$ 134 million and U.S.$ 133 million, respectively.

CAPITAL EXPENDITURES

In accordance with the objectives established in the strategic plan for 2001 – 2005, PETROBRAS continues to prioritize capital expenditures in the development of crude oil and natural gas production. In the nine-month period ended September 30, 2002, total capital expenditures were U.S.$ 3,574 million, representing an increase of 24 % over capital expenditures made in the nine-month period ended September 30, 2001.

  Of the capital expenditures incurred during the nine-month period ended September 30, 2002, U.S. $ 2,239 million (63%), were directed to domestic exploration and production activities, which includes our exploration and production segment and our project financings.

Selected Balance Sheet Data
(in millions of U.S. dollars, except for share data)

As of September 30, 2002 (Unaudited)	As of December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	3,612	7,360
Accounts receivable, net	2,476	2,759
Inventories	2,410	2,399
Other current assets	1,760	1,808
Total current assets	10,258	14,326
Property, plant and equipment, net	15,613	19,179
Investments in non-consolidated companies and other investments	278	499
Other assets		
Petroleum and Alcohol Account – Receivable from Federal Government	202	81
Government securities	463	665
Unrecognized pension obligation	70	187
Others	1,903	1,927
Total other assets	2,638	2,860
Total assets	28,787	36,864
Liabilities and stockholders' equity		
Current liabilities		
Trade accounts payable	1,644	1,783
Short-term debt	701	1,101
Current portion of long-term debt	706	940
Project financings	320	680
Capital lease obligations	387	298
Other current liabilities	2,419	3,242
Total current liabilities	6,177	8,044
Long-term liabilities		
Employees post retirement benefits	2,186	3,380
Project financings	3,285	3,153
Long-term debt	6,204	5,908
Capital lease obligations	1,708	1,930
Other liabilities	749	1,123
Total long-term liabilities	14,132	15,494
Minority interest	(230)	79
Stockholders' equity		
Shares authorized and issued:		
Preferred stock – 451,935,669	2,459	1,882
Common stock – 634,168,418	3,761	2,952
Reserves and other	2,488	8,413
Total stockholders' equity	8,708	13,247
Total liabilities and stockholders' equity	28,787	36,864

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

For further information, please contact:

Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.